 Exhibit B

Transactions in the Securities of the Issuer by the Reporting Persons Since the Most Recent Filing

The following table sets forth all transactions in the Common Units Representing Limited Partner Interests of the Issuer effected by the Reporting Persons since the most recent filing of this Schedule 13D on June 23, 2026. All such transactions were effected by the relevant Reporting Persons in the open market and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Reporting Person(s)
06/30/2026	12,988	9.9781	(1)
06/30/2026	3,879	9.9781	(2)
07/01/2026	22,831	9.9526	(1)
07/01/2026	7,210	9.9526	(2)

(1)	This transaction was effected by each of the Reporting Persons.

(2)	This transaction was effected by Astaris Capital Management LLP, Astaris Capital Management (UK) Limited, Astaris Capital Management (Cayman) Limited and Martin Beck.